EXHIBIT 12.1

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                             Sierra Tahoe Bancorp and Subsidiaries Ratio of Earnings to Fixed Charges
                                                          (in thousands)



                                                                                        Year Ended December 31,
                                                                          1995       1994        1993       1992        1991

Fixed Charges

Interest on debt                                                        $  858     $   827    $    79    $   105     $   440

Amortization of debt expense                                                97          86          0          7          22

Interest element of rentals                                                404         307        283        247         299

Capitalized interest                                                        41           0          0          0         156
                                                                        ------     -------    -------    -------     -------

  Total fixed charges excluding interest on deposits                     1,400       1,220        362        359         917

Interest on deposits                                                     7,633       4,770      4,424      6,771       9,149
                                                                        ------     -------    -------    -------     -------

  Total fixed charges including interest on deposits                    $9,033     $ 5,990    $ 4,786    $7,130      $10,066
                                                                        ======     =======    =======    =======     =======


Earnings

Consolidated net income                                                 $1,916     $ 3,003    $ 2,704    $ 1,833     $ 1,800

Add back:
  Provision for income taxes                                             1,179      1,863       1,670        763         985

  Total fixed charges excluding interest on deposits                     1,359       1,220        362        359         761
                                                                        ------     -------    -------    -------     -------


Total earnings excluding interest on deposits                            4,454       6,086      4,736      2,955       3,546


Add back:
  Interest on deposits                                                   7,633       4,770      4,424      6,771       9,149
                                                                        ------     -------    -------    -------     -------


Total earnings including interest on deposits                           $12,087    $10,856    $ 9,160    $ 9,726     $12,695
                                                                        =======    =======    =======    =======     =======


Ratio of earnings to fixed charges excluding interest on deposits          3.2         5.0       13.0        8.2         3.9

Ratio of earnings to fixed charges including interest on deposits          1.3         1.8        1.9        1.4         1.3

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